Exhibit 99.(a)(1)(vii)

Antares Strategic Credit Fund (A-STAR) June 2026

Dear Shareholder,

We are writing to provide an update on the Antares Strategic Credit Fund ("A-STAR" or the "Fund") with respect to its June 2026 repurchase offer, recent performance, and current liquidity position. The Fund completed its June 2026 semi-annual repurchase offer on its stated terms and, during a period of elevated redemption activity across the non-traded BDC industry, recorded net capital inflows of approximately $78.0 million(1).

The Fund provides shareholders with liquidity through semi-annual repurchase offers, for up to 7.5% of common shares outstanding - a structured, predictable program that reflects a stated term of the Fund's design, not its capacity to fund repurchases. The Fund’s June 2026 repurchase offer, which reflects two quarters of activity, closed on June 11, 2026, with requests totaling 10.3% of common shares outstanding as of December 31, 2025, approximately 2.8% above the 7.5% maximum repurchase amount. Notably, these repurchases were more than offset by capital flowing into the Fund; A-STAR recorded gross capital inflows equal to approximately 11.3% of common shares outstanding(2) during the year-to-date period. The Fund will repurchase 7.5% of common shares outstanding, with accepted requests fulfilled on a pro rata basis, representing approximately 73% of shares tendered. The portion of any requests not repurchased in the June 2026 repurchase offer will not be carried forward, but shareholders may submit new requests in the Fund's next semi-annual repurchase offer, which is expected in the fourth quarter of 2026.

A-STAR is well positioned to meet its repurchase obligation while continuing to manage the portfolio and preserve investment flexibility to generate current income and deliver risk-adjusted returns across market environments. As of April 30, 2026, the Fund delivered a 10.7% annualized total net return(3) since inception while paying a 9.0% annualized distribution rate(4). Importantly, distributions have been fully covered by net investment income. These results were generated by a diversified portfolio of core middle market loans, sourced primarily from Antares' existing sponsor and borrower relationships, and built through disciplined underwriting.

The Fund’s scale and diversification reflect key tenets of Antares’ portfolio construction approach. A-STAR held approximately $5.5 billion in loan commitments(5) across more than 420 portfolio companies(6), with an average position size of 0.2%. This broad diversification helps mitigate single-name risk and is complemented by Antares’ deep credit experience and longstanding familiarity with many of the underlying borrowers.

The Fund’s positioning is supported by strong underlying credit fundamentals. Approximately 96% of total investments at fair value was assigned the highest internal risk rating, and only two portfolio companies had loans on non-accrual status, representing 0.1% of fair value(7). The portfolio’s weighted average loan-to-value of approximately 36.4%(8) provides meaningful equity cushion beneath the Fund’s position, while limited PIK income – representing approximately 1.4% of total investment income – underscores the strength of A-STAR’s earnings quality. Together, we believe these metrics reflect the benefit of A-STAR’s senior-secured orientation, disciplined underwriting standards and proactive portfolio monitoring.

As of April 30, 2026, A-STAR held approximately $1.2 billion of available liquidity (~53% of A-STAR’s net asset value) across cash and financing facilities, which is further bolstered by the liquidity the portfolio generates organically through regular borrower repayments (approximately 3-5% expected per quarter). These sources are underpinned by a conservative balance sheet: operating at the lower end of its target leverage range, with a net leverage ratio of 1.06x(9), the Fund retains meaningful unused borrowing capacity. Together, these resources provide approximately 8x coverage(10) of the repurchase amount, allowing the Fund to fulfill accepted repurchase requests in full without disrupting the portfolio or our long-term investment approach.

The characteristics described throughout this letter — a diversified, senior-secured portfolio with strong credit fundamentals, multiple sources of liquidity, and leverage at the low end of A-STAR’s target range — position A-STAR to meet its liquidity commitments while preserving the interests of continuing shareholders. That same financial flexibility also lets us buffer NAV volatility while deploying capital into an attractive market backdrop marked by widening spreads and tighter documentation. We appreciate the continued confidence reflected in this period's net inflows and remain committed to the disciplined, long-term management of the portfolio, with the objective of delivering current income and consistent, risk-adjusted returns.

Sincerely,

Antares Strategic Credit Fund (A-STAR)

A-STAR: Portfolio Snapshot

~$5.5B	~10.7%	~1.06x
Investment Commitments(5)	Annualized Total	Fund Net Leverage(9)
Net Return(3)

420+	~36.4%	~0.1%
Portfolio Companies(6)	Weighted Average	Non-accruals at
	LTV(8)	Fair Value(7)

A-STAR: Key Features

Income

Interest payments aim to provide current income generation through monthly distributions which are supplemented by risk adjusted returns.(11)

Access

Investors gain access to Antares’ cycle-tested credit platform with expertise from origination to portfolio management.

Risk Management

Direct access to borrowers through a lead lender position enables proactive oversight. Emphasis is placed on constructing a portfolio of senior secured loans, which offer higher priority in the capital structure and generally may return better recovery rates(12) in default scenarios.

Structure

Monthly subscriptions, semi-annual repurchase offers and 1099 tax reporting provide investors access to an asset class that was traditionally reserved for institutional investors.(13)

ANTARES CAPITAL KEY STATS 1996 Year Founded ~$95B Capital Under Management and Administration(14) ~$21B Average Annual Originations Volume(15)	For nearly 30 years, Antares has been a leader in originating loans to support the growth of middle market private equity-owned companies in recession resistant industries with established market positions, demonstrated performance and strong management teams. With one of the most seasoned teams in the industry, Antares is focused on delivering attractive risk-adjusted returns for investors and creating long term value for all of its partners. The firm maintains offices in Atlanta, Chicago, Los Angeles, New York, Toronto and London.

Disclosure Statement

The materials presented herein are provided to you solely for discussion purposes and solely to provide background information about Antares Capital Management LLC (“ACM”) and/or any of its consolidated subsidiaries or joint ventures whose equity securities or whose subordinated notes or other interests that constitute the economic equity therein, as applicable, are directly or indirectly majority-owned by ACM, including, but not limited to, Antares Capital Credit Advisers LLC (“ACCA”) (collectively, “Antares” and each individually an “Adviser Party”) and about the other matters covered herein and, except as set forth in the paragraph titled Confidentiality below, do not constitute an agreement, or an offer, commitment to offer, or agreement to sell any loans, securities or other assets including interests in any fund or vehicle described in the materials or advised or sponsored by an Adviser Party or to enter into any other agreement and shall not be construed to create any fiduciary, advisory or other relationship or the provision of any investment advice or service. A private offering of interests in any fund or other investment vehicle sponsored by or any investment advisory arrangement entered into by ACCA with any investment advisory client thereof (any such fund, investment vehicle or investment advisory arrangement, an “Advised Client”) will be made only pursuant to the applicable documents relating to such Advised Client (collectively, the “Documents”) including, but not limited to, a confidential private placement memorandum or other applicable disclosure documents (together with any modifications or supplements thereto, collectively with respect to a specific Advised Client, as applicable, a “Memorandum”). With respect to any specific Advised Client, the information contained herein will be superseded by, and is qualified in its entirety by reference to, the Documents and Memorandum relating to such Advised Client and regulatory filings to the extent applicable to such Advised Client. The materials contained herein are not intended, nor should they be construed or implied, to be a recommendation or advice of any kind. The information set forth herein has been compiled as of the date(s) noted, is preliminary and subject to change. There is no obligation on the part of any Adviser Party to update the information provided herein after the date hereof. No Adviser Party nor any affiliate thereof represents or warrants the accuracy, completeness or reliability of any of the materials contained herein, either expressly or impliedly, for any particular purpose, and shall have no duty to update or correct any such information. Without in any way limiting the generality of the foregoing, you understand that certain of the historical or other information provided herein is based on information provided by predecessors in interest to Antares or by other third parties, and no Adviser Party nor any affiliate thereof makes any representation or warranty regarding the accuracy, completeness or reliability of any such information. In no event will any Adviser Party be liable for any losses or damages arising from or as a result of the use of the information or the materials contained herein.

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Except for any forward-looking statement contained herein, the materials presented herein relating to performance of Antares or of any Adviser Party, its businesses and/or joint ventures and its assets are indicative only of the historical performance thereof (and, in certain instances, its predecessors), those businesses and/or joint ventures and such assets, as applicable. These materials are not intended to provide any assurance and should not be used to project or predict future performance of Antares, any Adviser Party, any such businesses and/or joint ventures, any such assets or any Advised Client.

The materials presented herein may include certain projections, forecasts and estimates that are forward-looking statements. Any such forward-looking statements are based on certain assumptions about future events and are subject to various risks and uncertainties. Forward-looking statements are necessarily speculative in nature and it should be expected that some or all of the assumptions underlying them will not materialize or will vary significantly from actual results. Accordingly, actual results will vary from the projections, and such variations may be material. Some important factors that could cause actual results to differ materially from those in any forward-looking statements contained in these materials include, without limitation, changes in interest rates, default and recovery rates, market, financial or legal uncertainties, the timing of acquisitions of loans, the types of loans acquired, differences in the actual allocation of loans from those assumed mismatches between the time of accrual and receipt of interest proceeds from the loans and whether or not and how loan investments may be leveraged. Any such forward-looking statements are not guaranteeing of future performance and there is no obligation on the part of any Adviser Party to update any such forward-looking statement.

Confidentiality

This presentation is provided on a confidential basis for informational purposes only and may not be reproduced in any form. The materials presented herein are proprietary and confidential to Antares and may not be disclosed to any other party without the prior written consent of ACCA. The materials presented herein constitute confidential information which, by your receipt hereof, you agree you will keep confidential using the same standard of care you use in protecting your own confidential information of a similar nature and that you will disclose only on a confidential basis to your shareholders, partners, members, managers, directors, officers, employees, personnel and agents (“Representatives”) in connection with your evaluation of your interest in holding discussions with ACCA or any other Adviser Party, and you will direct each Representative to treat such information as confidential and you agree that you shall be responsible for any breach of this agreement by you or by any of your Representatives. You may disclose without liability any such confidential information if such disclosure is reasonably believed by your legal counsel to be compelled or required by any law, court decree, subpoena, legal or administrative order or process, or legitimate request of any governmental agency or authority (collectively, an “Order”). Unless prohibited by the terms of an Order, you shall notify ACCA of the receipt of any such Order and reasonably cooperate with any attempt by any Adviser Party to obtain an appropriate protective order. Any such confidential information will be returned by you and your Representatives on ACCA’s request provided you may retain such information (subject to the restrictions in this paragraph) to the extent you are required to comply with applicable law or regulation. Except for the maintenance of confidentiality on these terms, the commencement of discussions shall not create any other obligation either of you or of any Adviser Party of any kind and no such obligation can be created except by a duly authorized, executed and delivered written agreement. This paragraph shall not supersede or replace any other confidentiality and non-disclosure agreement entered into by you or any of your affiliates with Antares or any Adviser Party but shall be in addition thereto provided, however, that if there is any conflict between the terms of such agreement and the terms hereof, the terms of such agreement shall control. Antares will not interpret the foregoing to: (i) prohibit you from reporting possible violations of applicable law or regulation to any U.S. governmental agency or entity, or making other disclosures that are protected under the whistleblower provisions of applicable law or regulation; or (ii) require you to provide notification that you have made such reports or disclosures.

For Benefit Plan Investors

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This presentation is being made available: (1) to persons in the European economic area only if they are professional investors as defined in the Alternative Investment Fund Managers Directive (2001/61/EU); and (2) to persons in the United Kingdom only if they are professional investors, as defined in the Alternative Fund Managers Regulations 2013 and fall within the following categories of exempt persons under the Financial Services and Market Act (Financial Promotion) Order 2005 (the “FPO”) and the Financial Services and Markets Act 2000 (Promotion of Collective Investment Schemes) (Exemptions) Order 2001 (the “CISPO”): (i) persons who are investment professionals, as defined in article 19(5) of the FPO and article 12(5)of the CISPO; (ii) persons who are high net worth companies, unincorporated associations etc., as defined in article 49(2)(a) to (d) of the FPO and article 22(2)(a) to (d) of the CISPO; or (iii) persons to whom it may otherwise lawfully be communicated. This presentation is provided for informational purposes only and does not constitute as offer to purchase, acquire, or subscribe for any type of investment.

RISK FACTORS

Investment in the Common Shares involves a high degree of risk, including credit risk and the risk of the use of leverage, and is highly speculative. Accordingly, investment in the Common Shares is suitable only for sophisticated investors and requires the investors to have the financial ability and willingness to accept the high risks and lack of liquidity inherent in an investment in the Common Shares.

Investors in the Fund must be prepared to bear such risks for an extended period of time. No assurance can be given that the Fund’s investment objective will be achieved or that investors will receive a return of their capital. In making an investment decision, investors must rely on their own examination of the Fund and the terms of this offering, including the merits and risks involved.

This investment involves a high degree of risk. You should purchase these securities only if you can afford the complete loss of your investment.

Quasar Distributors, LLC serves as the placement agent for Antares Strategic Credit Fund.

Capital activity is as of June 30, 2026 throughout, unless otherwise noted. Portfolio information referred to throughout is as of March 31, 2026, unless otherwise noted.

Footnotes

1.	Please note, this represents an estimate based on a full 7.5% redemption using the NAV as of April 30, 2026 as a proxy. This amount is inclusive of subscriptions for the period January 1, 2026 – June 1, 2026 and DRIP for the period January 1, 2026 – May 1, 2026.

2.	Represents capital additions expressed as shares, inclusive of subscriptions for the period January 1, 2026 – June 1, 2026 and DRIP for the period January 1, 2026 – May 1, 2026, divided by outstanding shares as of December 31, 2025.

3.	Current performance may be higher or lower than the performance quoted above. Past performance is not a reliable indicator of future performance and future results may vary materially. Returns shown are representative of annualized total returns since inception. Total return is calculated as the change in net assets per share during the period, plus distributions per share (assuming distributions are reinvested in accordance with the Fund's distribution reinvestment plan), divided by the net assets per share at the beginning of the period.

4.	Distribution rate is calculated by annualizing the next month’s declared distribution by share by the most recent month-end NAV. Note that since inception (January 19, 2024), distributions have been paid from net investment income and have not included any return of capital to date.

5.	Represents total loan commitments as of April 30, 2026.

6.	Number of portfolio companies, inclusive of the private credit and liquid credit portfolios, as of March 31, 2026.

7.	As of March 31, 2026, there were 2 portfolio companies with loans on non-accrual status (fair value of $6.1 million). Loans are generally placed on non-accrual status when there is reasonable doubt that principal or interest will be collected in full. Accrued interest is generally reversed when a loan is placed on non-accrual status. Non-accrual loans are restored to accrual status when past due principal and interest is paid current and, in management’s judgment, are likely to remain current. Management may make exceptions to this treatment and determine to not place a loan on non-accrual status if the loan has sufficient collateral value and is in the process of collection.

8.	Includes all private loan investments for which fair value is determined by Antares Capital Credit Advisers LLC (“the Adviser”) at least quarterly (with assistance, as applicable, from a third-party valuation firm, and subject to oversight by the Board). Portfolio metrics are based on latest unaudited financial statements received by the Adviser and its affiliates as of March 31, 2026. Loan-to-Value (“LTV”) is calculated as net debt through each respective investment tranche in which the Company holds an investment divided by estimated enterprise value or value of the underlying collateral of the portfolio company. Weighted average LTV is weighted based on the funded commitment of the total applicable private loans.

9.	Net leverage ratio as of April 30, 2026 is calculated as principal debt outstanding less cash, foreign currencies, and short-term investments divided by NAV.

10.	Represents the ratio of unused financing facility capacity and cash held by the fund as of April 30, 2026 to estimated repurchases based on April 30, 2026 NAV per share. Please note, unused financing facility capacity is subject to borrowing base availability and the 8x multiple does not take leverage limits into consideration.

11.	Distributions are subject to modification or suspension and are not guaranteed in frequency or amount.

12.	Based on principal recovered and realized gains from debt-to-equity conversions. Although loans are senior in the capital stack and secured by collateral, there is no assurance the value of the collateral will be sufficient in the event of default. Senior secured loans can experience losses.

13.	Generally defined to include banks, insurance companies, investment companies as defined in the 1940 Act, pension or profit sharing trusts and certain other financial institutions.

14.	Capital Under Management and Administration (“CUMA”) includes, without duplication, Antares Holdings (an affiliated, non-discretionary portfolio, also referred to as the “Platform Balance Sheet”), Antares Capital Management LLC (“ACM”), third-party managed vehicles, and contract investor programs and is calculated as the sum of: (i) for CLOs, ACM and the Platform Balance Sheet, the sum of total outstanding principal balance of loans and loan commitments, equity-related investments, cash, restricted cash and cash equivalents; excludes CLO structured financings in place for accounts included in (iii) below; (ii) for BDCs, third-party net subscriptions and target operating leverage; (iii) for actively investing advised accounts and contract investor programs, the total equity commitments and, with respect to actively investing advised accounts, maximum leverage limits per the applicable limited partnership agreement or other governing document of such accounts; and (iv) for advised accounts or contract investor programs that are no longer investing, total outstanding principal balance of loans and loan commitments held by such vehicles. For purposes of the foregoing clauses (ii) and (iii), the target operating leverage and maximum leverage limits, respectively, included herein may be different from the actual amount of leverage applied in the case of any given account. Contract investor programs are not advised clients and are either self-directed or managed by a third party. For the avoidance of doubt, CUMA is not intended to be the same as (and is calculated differently as compared to) Antares Capital Advisers LLC’s, Antares Capital Credit Advisers LLC’s, Antares Liquid Credit Strategies LLC’s, or Antares Liquidity Solutions LLC’s regulatory assets under management, as reported under Item 5.F on Part 1 of Form ADV. Please contact Antares with any questions.

15.	For the period from 2016 – March 31, 2026. Originations refers to Antares Capital’s final legal commitment amount and / or any mandated best efforts amounts that closed on average from 2016 – March 31, 2026.